UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
ALLIED CAPITAL CORPORATION
(Name of Company)
1919 Pennsylvania Avenue, N.W.
Washington, DC 20006
Address of Principal Business Office
(Number and Street, City, State and Zip Code)
(202) 721-6100
Telephone Number (including area code)
0-22832
File Number under the Securities Exchange Act of 1934

Allied Capital Corporation (the “Company”) is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:
     On April 1, 2010, the Company merged with ARCC Odyssey Corp., a wholly owned subsidiary of Ares Capital Corporation, a business development company, and, immediately thereafter, merged with and into Ares Capital Corporation, with Ares Capital Corporation continuing as the surviving company in the merger.
SIGNATURE
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Washington, District of Columbia on the 1st day of April, 2010.

ALLIED CAPITAL CORPORATION
By:	/s/ John M. Scheurer
	Name:	John M. Scheurer
	Title:	President and Chief Executive Officer

Attest:	/s/ Miriam G. Krieger

Name: Miriam G. Krieger
Title: Executive Vice President and Corporate Secretary